        As filed with the Securities and Exchange Commission on October 15, 1999
                                                      Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                                    FORM S-8

                             REGISTRATION STATEMENT
                                     under
                           THE SECURITIES ACT OF 1933
                                ________________

                       Flycast Communications Corporation
             (Exact name of Registrant as specified in its charter)

          Delaware                                         77-0431028
  (State of incorporation)                  (I.R.S. Employer Identification No.)

                               181 Fremont Street
                        San Francisco, California  94105
                                 (415) 977-1000
                    (Address of principal executive offices)
                            _______________________


                       Flycast Communications Corporation
                             1997 Stock Option Plan
                             1999 Stock Option Plan
                            (Full title of the Plan)
                            _______________________

                                 Ralph J. Harms
                            Chief Financial Officer
                       Flycast Communications Corporation
                               181 Fremont Street
                        San Francisco, California  94105
                                 (415) 977-1000
(Name, address and telephone number, including area code, of agent for service)
                            _______________________
                                    Copy to:

                                Jeffrey Y. Suto
                               Venture Law Group
                           A Professional Corporation
                              2800 Sand Hill Road
                          Menlo Park, California 94025
                                 (650) 854-4488

                               Page 1 of 30 Pages
                            Exhibit Index on Page 28
              (Calculation of Registration Fee on following page)

--------------------------------------------------------------------------------
                                  CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

                                                                             Proposed        Proposed
                                                      Maximum                Maximum         Maximum           Amount of
                                                   Amount to be           Offering Price    Aggregate        Registration
Title of Securities to be Registered               Registered(1)            Per Share     Offering Price         Fee
-------------------------------------------------------------------------------------------------------------------------
1997 Stock Option Plan
  Common Stock,
  $.0001 par value.........................     1,795,119 Shares            $ 2.14(2)     $ 3,841,554.66        $1,067.95
  Common Stock,
  $.0001 par value.........................        66,755 Shares            $45.97(3)     $ 3,068,643.91        $  853.08
  Common Stock,
  $.0001 par value.........................       612,510 Shares            $45.97(3)     $28,156,319.06        $7,827.46

1999 Stock Option Plan
 Common Stock,
 $.0001 par value..........................     2,275,291 Shares            $12.49(2)     $28,418,384.59       $ 7,900.31
 Common Stock,
 $.0001 par value..........................     1,193,447 Shares            $45.97(3)     $54,861,266.78       $15,251.43
 Common Stock,
 $.0001 par value..........................        39,247 Shares            $45.97(3)     $ 1,804,135.53       $   501.55

_______________________
(1) This Registration Statement shall also cover any additional shares of Common Stock which are issued or become issuable under any of the Plans being registered pursuant to this Registration Statement by reason of any stock dividend, stock split, recapitalization or any other similar transaction effected without the receipt of consideration which results in an increase in the number of the Registrant's outstanding shares of Common Stock.

(2) Computed in accordance with Rule 457(h) under the Securities Act solely for the purpose of calculating the registration fee. Computation based on the weighted average per share exercise price (rounded to nearest cent) of outstanding options under the referenced plan, the shares issuable under which are registered hereby.

(3) Estimated in accordance with Rule 457(h) under the Securities Act solely for the purpose of calculating the registration fee. The computation with respect to unissued options is based upon the average high and low sale prices of the Common Stock as reported on the Nasdaq National Market on October 14, 1999.

                       FLYCAST COMMUNICATIONS CORPORATION

                        FORM S-3 REGISTRATION STATEMENT

  CROSS REFERENCE SHEET REQUIRED BY ITEM 501 OF REGULATION S-K FOR THE RESALE
                     PROSPECTUS CONSTITUTING PART I HEREIN


Item Number and Description in Part I of  S-3                              Caption in Prospectus
------------------------------------------------------------------------------------------------------------------
1.  Forepart of the Registration Statement and Outside    Outside Front Cover Page
    Front Cover Page of Prospectus
------------------------------------------------------------------------------------------------------------------
2.  Inside Front and Outside Back Cover Pages of          Available Information; Incorporation of Certain
    Prospectus                                            Documents by Reference; Table of Contents
------------------------------------------------------------------------------------------------------------------
3.  Summary Information                                   "The Company"
    Risk Factors                                          Risk Factors
    Ratio of Earnings to Fixed Charges                    Not Applicable
------------------------------------------------------------------------------------------------------------------
4.  Use of Proceeds                                       Use of Proceeds
------------------------------------------------------------------------------------------------------------------
5.  Determination of Offering Price                       Not Applicable
------------------------------------------------------------------------------------------------------------------
6.  Dilution                                              Not Applicable
------------------------------------------------------------------------------------------------------------------
7.  Selling Security Holders                              Selling Stockholders
------------------------------------------------------------------------------------------------------------------
8.  Plan of Distribution                                  Plan of Distribution; Outside Front Cover Page
------------------------------------------------------------------------------------------------------------------
9.  Description of Securities to be Registered            Not Applicable
------------------------------------------------------------------------------------------------------------------
10. Interests of Named Experts and Counsel                Legal Matters
------------------------------------------------------------------------------------------------------------------
11. Material Changes                                      Not Applicable
------------------------------------------------------------------------------------------------------------------
12. Incorporation of Certain Information by Reference     Where You Can Find More Information
------------------------------------------------------------------------------------------------------------------
13. Disclosure of Commission Position on                  Indemnification of Officers and Directors
    Indemnification for Securities Act Liabilities
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

                                     PART I

                                   PROSPECTUS

                                 651,757 Shares

                       FLYCAST COMMUNICATIONS CORPORATION

                                  Common Stock

          This Prospectus relates to the possible resale by certain Selling Stockholders (as defined below and as listed on pages 16 through 19 of this prospectus) from time-to-time of 651,757 shares of the Common Stock, par value $.0001 per share (the "Shares"), of Flycast Communications Corporation, a Delaware corporation (the "Company"), issued upon the exercise of certain stock options. The Shares are listed on the Nasdaq National Market under the symbol FCST.

          The holders of Shares that may be resold pursuant to this Prospectus are collectively referred to herein as the "Selling Stockholders." All Shares covered by this Prospectus are subject to certain restrictions which lapse over a prescribed period of time. No Shares may be resold, and the Company will take actions to prevent such resale, until such time as all restrictions have lapsed with respect to the Shares being resold. See "Plan of Distribution."

     If resold, the Shares would be offered for the respective accounts of the Selling Stockholders. Any or all of the Selling Stockholders may be deemed to be affiliates of the Company at the time such shares are offered or sold by them. See "Selling Stockholders." The Company anticipates that if any of the Selling Stockholders choose to resell any of the Shares pursuant to this prospectus, such sales will be transacted by the Selling Stockholders in ordinary market transactions, in sales pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or otherwise. The Selling Stockholders might be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, concessions, or commissions received by them, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales of the Shares by them, may be deemed to be underwriting commissions or discounts under the Securities Act.
The Company will receive none of the proceeds from any sales of Shares by the Selling Stockholders.

                                   __________

Prospective investors should review and consider carefully the discussion under
                      "Risk Factors," beginning on page 7.

                                  ___________

     We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover. The Company will bear the costs of registering the Shares under the Securities Act.

                                 ______________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION
OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The Date of this Prospectus is October 15, 1999

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-8 that we filed with the Securities and Exchange Commission. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file proxy statements and annual, quarterly and special reports and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C., and at the SEC Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. You can call the SEC at 1-800-732-0330 for further information about the public reference rooms. We are also required to file electronic versions of these documents with the SEC, which may be accessed from the SEC's World Wide Web site at http://www.sec.gov. Reports, proxy and information statements and other information concerning Flycast Communications Corporation may be inspected at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the effective date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), until the Selling Stockholders have sold all the shares.

     The following documents filed with the SEC are incorporated by reference in this prospectus:

     1. Our prospectus filed on May 4, 1999 pursuant to Rule 424(b) of the Securities Act, which contains audited financial statements for our latest fiscal year;

     2. All other reports we have filed with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act since May 4, 1999, including our quarterly report on Form 10-Q for the quarter ended June 30, 1999 (as filed on August 13, 1999) and a current report on Form 8-K dated August 30, 1999 (as filed on September 9, 1999);

     3. The description of our Common Stock contained in a Form 8-A filed with the SEC under the Exchange Act on March 1, 1999, including any amendment or report filed for the purpose of updating such description; and

     4. All documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, which documents are deemed to be incorporated by reference in, and to be a part of, this registration statement from the date of filing (except that no document shall be deemed to be incorporated by reference if filed after the filing of a post-effective amendment which deregisters securities then remaining unsold).

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference. You should direct any requests for documents to Trish Mattler, 181 Fremont Street, San Francisco, California, 94105, telephone: (415) 977-1000.

This prospectus contains forward-looking statements that relate to future events or to our future financial performance. These statements are only predictions.
    Actual events or performance results may differ significantly from those anticipated in the forward-looking statements.


                                  THE COMPANY

     Our company, Flycast Communications Corporation, is a leading provider of Web-based direct response advertising solutions to advertisers. We work closely with advertisers to maximize the value of their advertising campaigns on the Web. Other advertising solution companies seek to maximize the value for Web sites by representing them in their sale of space to advertisers. Our advertiser customers are primarily companies selling goods and services over the Internet, direct marketing agencies, or other advertisers who are interested in driving the Web user towards specific actions. Those actions include things such as clicking on advertisements, registering their names or other information, or buying products. We offer our customers direct response solutions that include widespread placement of advertisements over the Web, prices that minimize their cost per action and continuous improvement and optimization of their campaign through the application of technology an through the services of our trained staff.

     Advertising on the Web is expanding rapidly. Forrester Research, Inc. estimates that $1.5 billion was spent on Web advertising in 1998 and that this amount will grow to $15 billion 2003. On the Web, as in traditional media, there are two types of advertising:

     . brand advertising, which is intended to generate awareness of and create a specific image for a particular company, product or service; and

     . direct response advertising, which is intended to generate a specific response or action from the consumer after exposure to an advertisement. Direct response advertising solutions are measured on the short-term benefit from the advertisement and are designed to maximize the number of responses per advertising dollar.

     Forester Research, Inc. estimates that direct marketing will account for 65% of total Web advertising spending in 2002, or $5.5 billion, as compared to brand advertising.

     We believe the Web is particularly well-suited for direct response advertising for the following reasons:

     . the Web makes it easier for consumers to read and respond to an advertisement than traditional direct marketing methods such as toll-free numbers or reply cards in direct mailings;

     . measuring response rates, an essential element of direct marketers, is easier on the Web than in traditional media, enabling advertisers to modify their campaigns quickly to increase response rates; and

     . Web-based direct marketers benefit from the growing supply of unsold advertising space on the Web.

     An industry source, Paul Kagan Associates, Inc., estimates that approximately 75% of available Web advertising space goes unsold. This imbalance of supply and demand for advertising space enables us to offer advertisers a critical mass of space from our Web site partners at low cost. This, in turn, minimizes their cost per action.

     Our advertising network currently combines advertising space from over 1200 Web sites. The number of advertisements served on our network has increased from 93 million in December 1997 to 1.4 billion in August 1999. Our network reached over 25 million individual Web users and 41% of all Web users in the U.S. during the month of July 1999. We believe this compares favorably to the audience reach of the top 10 Web sites. Many of our Web site partners are small and medium sites that do not maintain their own sales forces. We also partner with larger Web sites that offer us their unsold advertising space. For our Web site partners, we create value by generating revenue from space on their sites that would otherwise go unsold.

     Once an advertiser defines an advertising campaign, we place that campaign onto the Flycast Network. We use our technology system, called AdEx, which we developed over the past three years, to match individual advertisements from the campaign with appropriate advertising space on our network. AdEx also measures the effectiveness of the campaign, which allows our media consultants to regularly optimize the placement across our network of sites and improve the campaign performance.

     We have also recently entered the market for local Web advertising solutions. We signed agreements with BellSouth, SBC Communications and U S WEST. Under these agreements, we deliver local Web advertising inventory to BellSouth's, SBC's and U S WEST's sales forces that they, in turn, will offer to local advertisers. We believe that local advertisers represent a growing market on the Web. We intend to develop relationships with other companies that are seeking local advertising solutions.

     Our principal executive offices are located at 181 Fremont Street, San Francisco, California 94105. Our telephone number at that location is (415) 977-1000. Information contained on our Web site does not constitute part of this prospectus.

                              RECENT DEVELOPMENTS

     On August 30, 1999, we completed the acquisition of InterStep, Inc. through a merger of Fremont Acquisition Corporation, a Massachusetts corporation and wholly-owned subsidiary of Flycast. As a result of this acquisition, InterStep became a wholly-owned subsidiary of Flycast. In the transaction, which will be accounted for as a tax-free pooling of interests merger, we issued 480,337 shares of common stock to InterStep shareholders. Of the 480,337 shares of common stock, 47,558 shares are held by an escrow agent to serve as security for the indemnity provided by some of the shareholders of InterStep.

On September 30, 1999, we announced that we had signed definitive agreement to be acquired by CMGI, Inc. in a stock-for-stock merger. Under the terms of the agreement, CMGI will issue .4738 CMGI shares for every share of ours held on the closing date of the transaction. Closing of the merger is subject to customary conditions, including formal approval by our shareholders. A significant percentage of our shareholders have agreed to vote in favor of the merger. In connection with the merger, we also entered into a Stock Option Agreement, dated as of September 29, 1999, whereby we granted CMGI an option to purchase up to 19.9% of the outstanding shares of our common stock, which option may be exercised in the event that the Merger Agreement is terminated under certain circumstances.


                                  RISK FACTORS

   This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, results of operations and financial condition could be materially adversely affected. This could cause the trading price of our common stock to decline, and you might lose part or all of your investment.

   We have only a three-year operating history, making it difficult for you to evaluate our business and your investment. We commenced operations in April 1996 and did not begin to generate revenue until the second quarter of 1997. Thus, we have only a limited operating history upon which you can evaluate our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by early-stage companies in the Web advertising market, which is new and rapidly evolving. We may not be successful in addressing these risks and our business strategy may not be successful.
These risks include our ability to:

   .  maintain and increase our inventory of advertising space on Web sites;

   . maintain and increase the number of advertisers that use our products and services; and

   .  continue to expand the number of products and services we offer.

   We have a history of losses and anticipate continued losses. Our accumulated deficit as of June 30, 1999 was $25.5 million. Although we have experienced revenue growth in recent periods, this growth may not be sustained and is not necessarily indicative of our future revenue. We have not achieved profitability and, given the level of planned operating and capital expenditures, we expect to continue to incur losses for the foreseeable future.

   We plan to increase our operating expenses to expand our infrastructure to support our current business and new lines of businesses, including our reseller network. The timing of this expansion and the rate at which our reseller network generates revenue could cause material fluctuations in our results of operations. We also plan to purchase additional capital equipment. Our losses may increase in the future and we may not be able to achieve or sustain profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. If our revenue grows more slowly than we anticipate, or if our operating expenses exceed our expectations and cannot be adjusted accordingly, our business, results of operations and financial condition will be materially and adversely affected.

   Our quarterly operating results are subject to fluctuations and seasonality that make it difficult to predict our financial performance. Our revenue and operating results may vary significantly from quarter to quarter due to a number of factors, some of which are outside of our control. Therefore, you should not rely on period-to-period comparisons of results of operations as an indication of our future performance. It is possible that in some future periods our operating results may fall below the expectations of market analysts and investors. In this event, the market price of our common stock would likely fall.

   The factors that affect our quarterly operating results include:

   .  demand for our advertising solutions;

   . the number of available advertising views on Web sites in the Flycast Network;

   . the mix of types of advertising we sell, including the amount of advertising sold at higher rates;

   . changes in our pricing policies, the pricing policies of our competitors or the pricing policies for advertising on the Web generally; and

   .  costs related to acquisitions of technology or businesses.

   We believe that our revenue will be subject to seasonal fluctuations because advertisers generally place fewer advertisements during the first and third calendar quarters of each year. In addition, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. A decline in the economic prospects of advertisers or the economy generally, which could alter current or prospective advertisers' spending priorities or the time periods in which they determine their budgets, or increase the time it takes to close a sale with our advertisers, could cause our business to be materially and adversely affected.

   Revenue and operating results for the foreseeable future are difficult to forecast. Our current and future expense estimates are based, in large part, on our estimates of future revenue and on our investment plans. In particular, we plan to increase our operating expenses significantly in order to expand our sales and marketing operations, including our reseller network, to enhance AdEx, our advertising management platform, and to expand internationally. To the extent that these expenses precede increased revenue, our business, results of operations and financial condition would be materially and adversely affected. We may be unable to, or may elect not to, adjust spending quickly enough to offset any unexpected revenue shortfall. Therefore, any significant shortfall in revenue in relation to our expectations would also have a material adverse effect on our business, results of operations and financial condition.

   We may experience capacity constraints that could affect our advertising revenue. Our future success depends in part on the efficient performance of AdEx, as well as the efficient performance of the systems of third parties such as our Internet service providers. An increase in the volume of advertising delivered through our servers could strain the capacity of the software or hardware that we have deployed, which could lead to slower response times or system failures and adversely affect the availability of advertisements, the number of advertising views received by advertisers and our advertising revenues. Due to unexpected growth in the number of advertising views that we served in 1998, we experienced a slowdown, and in some cases an interruption, in delivering advertisements to viewers over a three-week period that limited the number of advertising views we were able to serve. As the numbers of Web pages and users increase, our products, services and infrastructure may not be able to grow to meet the demand. To the extent that we do not effectively address any capacity constraints or system failures, our business, results of operations and financial condition would be materially and adversely affected.

   We run the risk of system failure that could adversely affect our business. The continuing and uninterrupted performance of our system is critical to our success. Customers may become dissatisfied by any system failure that interrupts our ability to provide our services to them, including failures affecting the ability to deliver advertisements quickly and accurately to the targeted audience. Sustained or repeated system failures would reduce significantly the attractiveness of our solutions to advertisers and Web sites. Our business, results of operations and financial condition could be materially and adversely affected by any damage or failure that interrupts or delays our operations.

   Our operations depend on our ability to protect our computer systems against damage from a variety of sources, including telecommunications failures, malicious human acts and natural disasters. In this regard, we lease server space in the San Francisco Bay Area. Therefore, any of the above factors affecting the San Francisco Bay Area would have a material adverse effect on Flycast's business. Further, despite network security measures, our servers are vulnerable to computer viruses and disruptions from unauthorized tampering with our computer systems. We carry business interruption insurance, but it may not be enough to compensate for losses that may occur as a result of any of these events. Despite precautions, unanticipated problems affecting our systems could cause interruptions in the delivery of our solutions in the future. Our data storage centers incorporate redundant systems, consisting of additional servers, but the primary system does not switch over to the backup system automatically.

   We also depend upon Internet service providers that provide consumers with access to our products and services. In the past, users have occasionally experienced difficulties due to system failures unrelated to our systems. Any disruption in the Internet access provided by third-party providers or any failure of third-party providers to handle higher volumes of user traffic could have a material adverse effect on our business, results of operations and financial condition.

   We have a limited number of customers upon whom we rely, and the loss of a major customer could adversely affect our revenue. We expect that a limited number of customers will account for a significant portion of our revenue for the foreseeable future. As a result, if we lose a major customer, our revenue could be adversely affected. In addition, we cannot be certain that customers that have accounted for significant revenue in past periods, individually or as a group, will continue to generate revenue in any future period. In particular, advertisers may not achieve desired results from the use of our products and may therefore choose not to continue to use our products. We also target small advertisers that have limited advertising budgets and/or are interested in reaching small and limited target audiences. We may not be able to generate sufficient revenue from these advertisers to lessen our dependence on our largest customers. We typically enter into short-term contracts with Web sites for their supply of advertising views. The loss of a significant number of these advertising views might result in the loss of customers, which could have a material adverse effect on our business, results of operations and financial condition.

   We depend on the evolution of Web advertising for our future success. We expect to derive substantially all of our revenue in the foreseeable future from Web advertising. Therefore, our future success depends on increased use of the Web as an advertising medium. If the market for Web advertising fails to develop or develops more slowly than we expect, then our business, results of operations and financial condition would be materially and adversely affected. The Web has not existed long enough as an advertising medium to demonstrate its effectiveness relative to traditional advertising media. Customers that have relied on traditional media for advertising may be reluctant to use Web advertising. Many customers have limited or no experience using the Web as an advertising medium, have allocated only a limited portion of their advertising budgets to Web advertising or may find Web advertising to be less effective for promoting their products and services than advertising using traditional media. In addition, advertisers and advertising agencies that have invested substantial resources in traditional methods of advertising may be reluctant to reallocate their media buying resources to Web advertising. We cannot assure you that the market for Web advertising will continue to develop or be sustainable.

   Substantially all of our revenue is derived from the delivery of banner advertisements. If advertisers determine that banner advertising is not effective or attractive as an advertising medium, we may not be able to shift to any other form of Web advertising. Also, users can install "filter" software programs that limit or prevent advertising from being delivered to a Web site. The widespread adoption of filter software by Web users or the failure to develop successful alternative forms of Web advertising could have a material and adverse effect on the Web advertising market and our business, results of operations and financial condition.

   Our business model has a limited history, is different from other Web advertising networks and may not succeed. Our business model is to generate revenue primarily by providing Web advertising solutions to response-oriented advertisers. We cannot assure you that Web advertising, response-oriented marketing or our model for providing solutions based upon providing an improved return on investment for advertisers will achieve broad market acceptance or generate significant revenue. Other Web advertising companies' business models focus on selling advertising space on premium Web sites. Many of these other Web advertising companies have a longer history than we do. Our ability to generate significant revenue from advertisers will depend, in part, on our ability to:

   . demonstrate to advertisers the effectiveness of direct response advertising on the Web;

   . demonstrate to advertisers that they do not need to pay higher rates for advertisements on premium Web sites in order to conduct an effective advertising campaign on the Web;

   .  attract advertisers and Web sites to the Flycast Network;

   . retain advertisers by differentiating the technology and services we provide to them;

   . obtain adequate available advertising space from a large base of Web sites, whether they are small Web sites or large, premium Web sites; and

   . obtain adequate advertising space from large, premium Web sites that either have direct sales forces or are represented by Web advertising companies that focus on selling advertising space on premium Web sites.

   Further, the Web sites in the Flycast Network must continue to generate sufficient user traffic characteristics attractive to advertisers. The intense competition among Web sites has led to the creation of a number of pricing alternatives for Web advertising. These alternatives make it difficult for us to project future levels of advertising revenue and applicable gross margins that can be sustained either by the Web advertising industry or us in general.
A key component of our strategy is to enhance return on investment and other performance measurements for the advertisers using the Flycast Network. We have limited experience in implementing and following this strategy and we cannot assure you that this strategy will succeed or that we will be able to achieve or maintain adequate gross margins.

   We face intense competition from more established Web advertising companies that could adversely affect our business. We face intense competition from Web advertising networks and providers of advertising inventory management products and services. We expect this competition to continue to increase because there are no substantial barriers to entry. Increased competition is likely to result in price reductions for advertising space, reduced gross margins and loss of our market share. We may not be able to compete successfully, and competitive pressures may materially and adversely affect our business, results of operations and financial condition. Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do.

   We will depend on distribution relationships to increase our revenue. We believe that our future success will depend in part on our relationships with companies that distribute or resell our Web advertising solutions. These relationships have not generated significant revenue to date, and, in order for us to be successful, revenue generated by our resellers must increase. Our inability to enter into future distribution relationships might limit the number and size of the markets that we serve. This could limit our revenue growth and have a material adverse effect on our business, results of operations and financial condition. We have recently initiated reseller relationships with BellSouth, SBC Communications and U S WEST. Our agreements with them provide that Flycast will deliver a wholesale supply of local Web advertising that their Yellow Pages sales forces will resell to local advertisers. These resellers have no obligation to resell our inventory of advertising space on Web sites and can terminate their relationships with us with limited or no penalty with as little as 120 days' notice. The loss of any reseller, the failure of any reseller to perform under its agreement with us or our inability to attract and retain new resellers could have a material adverse effect on our business, results of operations and financial condition.

   Intensive marketing and sales efforts may be necessary to educate prospective local advertisers about the uses and benefits of our products and services in order to generate demand for our services in the local advertiser market segment. These companies may not have adequate resources available to advertise their products and services and may not be willing to devote the staff necessary to educate themselves on the uses and benefits of our advertising solutions for localized or otherwise limited target customers. We will depend on our distributors to sell our Web advertising solutions. If these distributors do not sell our solutions in an effective manner, our business, results of operations and financial condition may be materially adversely affected.

   We need to manage our available advertising space and to establish relationships with diverse Web sites to attract customers.

   We need to make available a consistent supply of attractive advertising space to attract customers. Our failure to do so could have a material and adverse effect on our business, results of operations and financial condition. The Web sites that list their unsold advertising space with us are not bound by contracts that ensure us a consistent supply of inventory. In addition, Web sites can change the number of advertising views they make available to us at any time, subject to monthly minimums. If a Web site publisher decides not to make advertising space from its Web sites available to the Flycast Network, we may not be able to replace this advertising space with advertising space from other Web sites that have comparable traffic patterns and user demographics in time to fulfill a buyer's request. We expect our customers' requirements to become more sophisticated as the Web matures as an advertising medium. For example, we expect our customers to become more precise in their requirements for geographically-targeted advertising that we sell through our reseller network. We cannot assure you that the amount or type of advertising space listed or the number of Web sites listing their advertising space on the Flycast Network will increase or even remain constant in the future. We need to manage our growth effectively in a rapidly growing Web advertising market where the requirements for success change frequently.

   As we continue to increase the scope of our operations, we will need an effective planning and management process to implement our business plan successfully in the rapidly evolving market for Web advertising. Our business, results of operations and financial condition will be materially and adversely affected if we are unable to manage our expanding operations effectively. We anticipate that we will commence international operations starting in the third quarter of 1999. We have grown from 86 employees on March 31, 1999 to 119 employees on June 30, 1999. We plan to continue to expand our sales and marketing, customer support and research and development organizations. Past growth has placed, and any future growth will continue to place, a significant strain on our management systems and resources. We have recently implemented a new financial reporting system and expect that we will need to continue to improve our financial and managerial controls and our reporting systems and procedures. In addition, we will need to expand, train and manage our work force.

   We depend on key personnel for our future success.

   Our future success depends to a significant extent on the continued service of our key senior management, technical and sales personnel. We do not have long-term employment agreements with any of our key personnel nor do we have key-person insurance on any of our employees. The loss of the services of any member of our management team, or of any other key employees, would have a material adverse effect on our business, results of operations and financial condition. Recently, we have experienced significant changes to our executive management team. For example, our Chief Financial Officer, Vice President, Engineering and Vice President, Media Sales joined Flycast in January 1999, our Executive Vice President Finance, Administration and Corporate Development, Vice President, Direct Marketing, Vice President, Business Development and Vice President, Network Operations joined Flycast in March 1999. We cannot assure you that the new members of our management team will work effectively together or with the rest of our management. Our future success also depends on our continuing ability to attract, retain and motivate highly skilled employees. Competition for employees in the industry is intense. We may be unable to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. We have experienced difficulty from time to time in attracting the personnel necessary to support the growth of our business, and we may experience similar difficulty in the future.

   We depend on the continued growth of Internet usage and infrastructure for our business.

   Our market is new and rapidly evolving. Our business would be adversely affected if Web usage does not continue to grow. Web usage may be inhibited for a number of reasons, such as:

   .  inadequate network infrastructure;

   .  security concerns;

   .  inconsistent quality of service; and

   .  unavailability of cost-effective, high-speed service.

   If Web usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth or its performance and reliability may decline. In addition, Web sites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If use of the Internet does not continue to grow, or if the Internet infrastructure does not effectively support growth that may occur, our business, results of operations and financial condition would be materially and adversely affected.

   We must keep pace with rapidly changing technologies to be successful.

   The Web and Web advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing customer demands. The introduction of new products and services embodying new technologies and the emergence of new industry standards and practices can render existing products and services obsolete and unmarketable or require unanticipated investments in research and development.

   Our future success will depend on our ability to adapt to rapidly changing technologies, to enhance existing solutions and to develop and introduce a variety of new solutions to address our customers' changing demands. For example, advertisers may require the ability to deliver advertisements utilizing new formats that go beyond stationary images and incorporate video, audio and interactivity, and more precise consumer targeting techniques. In addition, increased availability of Internet access that delivers greater amounts of data faster is expected to enable the development of new products and services that take advantage of this expansion in delivery capability. Our failure to adapt successfully to these changes could adversely affect our business, results of operations and financial condition. We may also experience difficulties that could delay or prevent the successful design, development, introduction or marketing of our solutions. In addition, any new solutions or enhancements that we develop must meet the requirements of our current and prospective customers and must achieve significant market acceptance. Material delays in introducing new solutions and enhancements may cause customers to forego purchases of our solutions and purchase those of our competitors.

   Our planned international expansion may be affected by factors beyond our control. We expect to initiate operations in selected international markets in the third quarter of 1999. To date, we have not developed international versions of our solutions. Expansion into international markets will require management attention and resources. This initiation of operations in selected international markets could result in significant expenditures in the second half of 1999. We do not anticipate that revenues from international operations will be material in the second half of 1999. We also may enter into a number of international alliances as part of our international strategy and rely extensively on these business partners to conduct operations, establish local networks, register Web sites as affiliates and coordinate sales and marketing efforts. Our success in these markets will depend on the success of our business partners and their willingness to dedicate sufficient resources to our relationships. We cannot assure you that we will be successful in expanding internationally.

     Our patent status is uncertain. We have filed two regular patent applications and one provisional patent application in the United States, but we do not have any issued patents. A provisional patent application is a type of patent application under which a patent will not issue. A provisional patent application only provides a priority date for a regular patent application that is filed within a one-year period following the filing of the provisional patent application. In September 1998, we mistakenly announced that we had been issued one United States patent. At the time of our announcement, that patent had been allowed by the United States Patent and Trademark Office. Subsequently, the United States Patent and Trademark Office informed us that the patent application had been withdrawn from issue. A Patent Cooperation Treaty application covering this invention has been filed and an application has also been filed in the European Patent Office. The application relates to our AdEx technology, specifically the ability to serve Web advertisements targeted to yield a viewer response. In January 1999, the United States Patent and Trademark Office suggested a claim for interference purposes with respect to this application. In March 1999, the United States Patent and Trademark Office informed Flycast that all claims were allowable but that ex parte prosecution was suspended for a period of six months due to a potential interference. Therefore, we cannot take any action relative to this application during the six-month period. The purpose of an interference proceeding is to determine the relative priority between two or more applicants, and which of the applicants, if any, will ultimately be issued the patent. The United States Patent and Trademark Office has not informed us of the identity of the other patent applicant(s) involved. If an interference is declared, we may not obtain a patent with respect to the application that is the subject of the interference or may obtain a patent only for some subset of our original claims. Regardless of the outcome of any interference, it may take years to resolve and it might result in substantial expense to Flycast. Patents may not be issued with respect to our pending or future patent applications. Even if patents are issued, the patents may not be upheld as valid or prevent the development of competitive solutions. Third parties may have or may in the future be granted patents that cover our technology. We may be limited in our ability to use our technology, whether or not patented, without licenses, which may not be available on commercially reasonable terms.

     We depend on our intellectual property rights and are subject to the risk of infringement. Our success and ability to compete are substantially dependent on our internally-developed technologies and trademarks, including AdEx, our advertising management platform, and applications that use the AdEx platform, which we protect through a combination of patent, copyright, trade secret and trademark law. We cannot guarantee that any of our patent applications or trademark registrations will be approved. Even if they are approved, these patents or trademarks may be successfully challenged by others or invalidated.

     We cannot guarantee that any of our intellectual property rights will be viable or valuable in the future since the validity, enforceability and scope of protection of proprietary rights in Internet-related industries is uncertain and still evolving. Any claims could subject us to significant liability for damages and could result in the invalidation of our intellectual property rights. Any claims or litigation from third parties may also result in limitations on our ability to use the intellectual property subject to any claims or litigation unless we enter into arrangements with the third parties responsible for those claims or litigation, which may be unavailable on commercially reasonable terms.

     We are subject to privacy concerns that may limit our success. Our technology collects and utilizes data derived from user activity on the Web sites in the Flycast Network. AdEx enables the use of personal profiles, in addition to other mechanisms, to deliver targeted advertising, to help compile demographic information and to limit the frequency with which an advertisement is shown to the user. The effectiveness of our technology and the success of our business could be limited by any reduction or limitation in the use of personal profiles. These personal profiles contain bits of information keyed to a specific server, file pathway or directory location that are stored in the Internet user's hard drive and passed to a Web site's server through the user's browser software. Personal profiles are placed on the user's hard drive without the user's knowledge or consent, but can be removed by the user at any time through the modification of the user's browser settings. In addition, currently available Web browsers can be configured to prevent personal profiles from being stored on their hard drive. Some commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of personal profiles.

     The European Union has recently adopted a directive addressing data privacy that may result in limitations on the collection and use of information regarding Internet users. These limitations may limit our ability to target advertising or collect and use information in most European countries.

     We are subject to government regulation and legal uncertainties of doing business on the Web. Laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent. These regulations could affect the costs of communicating on the Web and adversely affect the demand for our advertising solutions or otherwise have a material and adverse effect on our business, results of operations and financial condition. Recently, the United States Congress enacted Internet legislation regarding children's privacy, copyrights and taxation. A number of other laws and regulations may be adopted covering issues such as user privacy, pricing, acceptable content, taxation and quality of products and services. This legislation could hinder growth in the use of the Web generally and decrease the acceptance of the Web as a communications, commercial and advertising medium.
In addition, the growing use of the Web has burdened the existing telecommunications infrastructure and has caused interruptions in telephone service. Telephone carriers have petitioned the government to regulate and impose fees on Internet service providers and online service providers in a manner similar to long distance carriers.

     Due to the global nature of the Web, it is possible that, while our transmissions originate in California, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. Furthermore, the European Union recently adopted a directive addressing data privacy that may result in limits on the collection and use of user information. The laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws including those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. Our business, results of operations and financial condition could be adversely affected by the adoption or modification of laws or regulations relating to the Internet, or the application of existing laws to the Internet.

     We face an unknown number of Year 2000 risks. Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with these Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

     We have made a preliminary assessment of our Year 2000 readiness. We performed a Year 2000 simulation on our software during the second quarter of 1999. We are also in the process of contacting third-party vendors, licensors and providers of software, hardware and services regarding their Year 2000 readiness. Following this testing and after contacting these vendors and licensors, we will be better able to make a complete evaluation of our Year 2000 readiness, to determine what costs will be necessary to be Year 2000 compliant, and to determine whether contingency plans need to be developed.

     We expect to experience volatility in our stock price. The price at which our common stock trades is likely to be highly volatile and may fluctuate substantially due to factors such as:

     .  actual or anticipated fluctuations in our results of operations;

     .  changes in or failure by us to meet securities analysts' expectations;

     .  announcements of technological innovations;

     .  introduction of new services by us or our competitors;

     .  developments with respect to intellectual property rights;

     .  conditions and trends in the Internet and other technology industries;
        and

     .  general market conditions.

     In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stocks of technology companies, particularly Internet companies. In the past, these broad market fluctuations have been unrelated or disproportionate to the operating performance of these companies. Any significant fluctuations in the future might result in a material decline in the market price of our common stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and resources, which could have a material adverse effect upon our business and operating results.

We have adopted anti-takeover provisions that could affect the sale of Flycast. Provisions of our Certificate of Incorporation, our Bylaws and Delaware law, such as the elimination of the ability to act by written consent, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

                                USE OF PROCEEDS

     The proceeds from the sale of the Common Stock offered by this Prospectus are solely for the account of the Selling Stockholders. We will not receive any proceeds from the sale of these shares. We will derive proceeds from the exercise of options and issuance of shares of Common Stock upon such exercises, which shares are being registered with the SEC simultaneously with the registration of the shares being resold pursuant to this prospectus. Such proceeds will be available to us for working capital and general corporate purposes. No assurances can be given as to when or if any or all of the options will be exercised and when or if such proceeds will become available for our use.

                              PLAN OF DISTRIBUTION

     Certain of the Shares covered by this prospectus are restricted and may not be sold by the Selling Stockholders until these restrictions lapse. We have a repurchase right with respect to these restricted shares, which right generally lapses at a rate of 25% on the first anniversary of the date of grant of the award of the Shares by the Company to the Selling Stockholders and as to 1/48th of the shares each month after the first anniversary, provided that the holder continues to provide services to the Company as an employee or consultant. The registration statement registering the Shares for resale is being filed to enable the Selling Stockholders, if they choose, to sell their unrestricted Shares in the public market from time to time. All Shares held by the Selling Stockholders have been included on the registration statement and are covered by this prospectus even though some portion of these shares will continue to be restricted and subject to our repurchase right for some time following the date of this prospectus.

     It is anticipated that Selling Stockholders who do choose to resell their Shares may offer the Shares in the manner set forth on the cover page of this prospectus, from time-to-time, through broker-dealers or agents designated by the Selling Stockholders. Any broker-dealer acquiring Shares from a Selling Stockholder may sell the Shares either directly, in its normal market-making activities, through or to other brokers on a principal or agency basis, or to its customers. Any such sales may be at prices then prevailing on the Nasdaq National Market or other applicable securities exchange, at prices related to such prevailing market prices, at negotiated prices or a combination of such pricing methods. The costs of any such sales will be borne by the Selling Stockholders. The costs of registering the Shares under the Securities Act are being borne by the Company.

     In connection with any sales covered by this prospectus, the Selling Stockholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act. To the

Company's knowledge, no specific brokers or dealers have been designated by any Selling Stockholder nor has any agreement been entered into regarding brokerage commissions or for the exclusive sale of any securities which may be offered pursuant to this prospectus.

     We have advised the Selling Stockholders that the anti-manipulation rules under Regulation M of the Exchange Act may apply to sales of the Shares in the market. We have also informed the Selling Stockholders of the possible need for delivery of copies of this prospectus to prospective purchasers. Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the Shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or discounts or concessions allowed to any such broker-dealers, and, if any such broker-dealers purchase shares as principal in a transaction, any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act.

     Shares being sold pursuant to this prospectus must be sold by the Selling Stockholders in compliance with Rule 144(e) of the Securities Act, which limits the amount of securities that can be sold by any one person (and others whose stock would be aggregated with the stock owned by such person) in any three-month period to the greater of:

     .   1% of the shares of our outstanding Common Stock as shown by our most recently filed report or statement we have filed with the SEC; or

     .   the average weekly reported volume of trading in our Common Stock as reported on Nasdaq during the four calendar weeks immediately preceding the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker.

     In addition, any Shares covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under that Rule rather than pursuant to this prospectus.


                              SELLING STOCKHOLDERS

     The following table sets forth certain information as of October 15, 1999 with respect to the Selling Stockholders. The following table assumes that the Selling Stockholders sell all of the shares offered by this prospectus. We are unable to determine the exact number of shares that actually will be sold.

     The number and percentage of shares beneficially owned is based on 14,508,656 shares outstanding at June 30, 1999 determined in accordance with Rule 13d-3 of the Exchange Act. The information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which an individual has sole or shared voting power or investment power, and also includes shares which an individual has the right to acquire within 60 days of June 30, 1999 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. Percentages shown are based upon all shares registered hereunder being sold.

                                                    Shares Beneficially Owned                             Shares Beneficially
                                                              Prior                    Shares Offered by      Owned After
Selling Stockholder        Position with Flycast        to the Offering(1)              this Prospectus       the Offering
-------------------------  ---------------------  --------------------------------     -----------------   ---------------------
                                                      Number           Percent                             Number        Percent
                                                  ---------------  ---------------                         ------        -------
Howard Braitman            Former Consultant               44,304        *                 4,304            40,000         *

                                                    Shares Beneficially Owned                             Shares Beneficially
                                                              Prior                    Shares Offered by      Owned After
Selling Stockholder        Position with Flycast        to the Offering(1)              this Prospectus       the Offering
-------------------------  ---------------------  --------------------------------     -----------------   ---------------------
                                                      Number           Percent                             Number        Percent
                                                  ---------------  ---------------                         ------        -------
Dave Brown                 Senior Software                 10,000        *                       10,000           0         0%
                           Engineer
Emily Burt                 Network Specialist,              1,221        *                        1,128           0         0%
                           L1
Jonathan Dorfman           Lead Software                   10,000        *                       10,000           0         0%
                           Engineer
Ruth Dorward               Former Consultant               71,309        *                        3,641      67,668         *
Howard Draft               Director                        22,917        *                       20,000           0         0%
Eric Duong                 Director, Customer              11,658        *                        6,873           0         0%
                           Services
Bob Elkins                 Former Consultant                3,640        *                        3,640           0         0%
Philip Florence            Former Manager,                 32,186        *                       32,186           0         0%
                           Server Development
Dorothy Francis            Executive Assistant              3,700        *                        2,200       1,500         *
George Garrick             President & CEO                289,580        1%                     147,920           0         0%
Cyrus Ghalambor            Lead Software                   10,000        *                       10,000           0         0%
                           Engineer
Scott Halpert              Former Manager,                  4,462        *                        4,462           0         0%
                           Advertising Services
Heidi Kay                  Director, Product               19,818        *                        1,728      18,090         *
                           Marketing
J.B. Kropp                 Manager, Local VAR               4,908        *                        1,635       3,273         *
Kenneth Lee                Senior Software                  2,408        *                        1,250           0         0%
                           Engineer
Christopher Levine         Business Development            13,450        *                       13,450           0         0%
Larry Levine               Former VP of Sales              46,750        *                       46,750           0         0%
Max Lui                    Former Manager,                 17,825        *                       13,541           0         0%
                           Database Development
Trish Mattler              Controller, VP of               26,200        *                       11,200      15,000         *
                           Finance
Brian Meek                 Manager, Database                6,241        *                        2,222           0         0%
                           Development
Pete Muller                Senior Director, SE             40,700        *                       40,700           0         0%
Robert Nelson              Former IS Manager                4,450        *                        4,450           0         0%


                                                    Shares Beneficially Owned                             Shares Beneficially
                                                              Prior                    Shares Offered by      Owned After
Selling Stockholder        Position with Flycast        to the Offering(1)              this Prospectus       the Offering
-------------------------  ---------------------  --------------------------------     -----------------   ---------------------
                                                      Number           Percent                             Number        Percent
                                                  ---------------  ---------------                         ------        -------
Peter Nicas                Executive VP,                   70,000        *                       20,000      50,000         *
                           Strategy & Business
Lyn Oakes                  Executive VP & Chief           125,000        *                      125,000           0         0%
                           Marketing Officer
Rhona Rogers               Former Consultant                8,076        *                        1,076       7,000         *
Dylan Salisbury            Senior Software                 25,268        *                       20,268       5,000         *
                           Engineer
Alicia Sieger                                              10,846        *                       10,000           0         0%
Charles Stewart            Director, Production            16,858        *                       15,000           0         0%
                           Networks & IT
David A. and Beverly J.    Former Consultants              29,981        *                        2,914      27,067         *
 Thompson, Trustees of
 the Thompson Trust
 dated 11-20-96
Trust FBO Emma                                              1,833        *                        1,833           0         0%
 Weidenhamer under the
 Weidenhamer Children's
 Educational Trusts,
 Alan M. Will, Trustee
Trust FBO Mark D.                                           1,833        *                        1,833           0         0%
 Albright under the
 Albright Children's
 Educational Trusts,
 Alan M. Will, Trustee
Trust FBO Nell                                              1,833        *                        1,833           0         0%
 Weidenhamer under the
 Weidenhamer Children's
 Educational Trusts,
 Alan M. Will, Trustee
Trust FBO Jonathan R.                                       1,250        *                        1,250           0         0%
 Garrick under the
 Garrick Children's
 Educational Trusts #1,
 Alan M. Will, Trustee

                                                    Shares Beneficially Owned                             Shares Beneficially
                                                              Prior                    Shares Offered by      Owned After
Selling Stockholder        Position with Flycast        to the Offering(1)              this Prospectus       the Offering
-------------------------  ---------------------  --------------------------------     -----------------   ---------------------
                                                      Number           Percent                             Number        Percent
                                                  ---------------  ---------------                         ------        -------

Trust FBO Sarah L.                                          1,833        *                        1,833           0         0%
 Albright under the
 Albright Children's
 Educational Trusts,
 Alan M. Will, Trustee
Trust FBO Taylor K.                                         1,833        *                        1,833           0         0%
 Albright under the
 Albright Children's
 Educational Trusts,
 Alan M. Will, Trustee
Trust FBO Victoria L.                                       1,250        *                        1,250           0         0%
 Garrick under the
 Garrick Children's
 Educational Trusts #1,
 Alan M. Will, Trustee
Trust FBO Wesley                                            1,833        *                        1,833           0         0%
 Weidenhamer under the
 Weidenhamer Children's
 Educational Trusts,
 Alan M. Will, Trustee
Trust FBO William G.                                        1,250        *                        1,250           0         0%
 Garrick under the
 Garrick Children's
 Educational Trusts #1,
 Alan M. Will, Trustee
Carolyn Vanderlip          Consultant                      10,000        *                       10,000           0         0%
Ed Videki                  Former VP of                    25,000        *                       25,000           0         0%
                           Engineering
Laura Whitt                Human Resources                  5,209        *                        3,505           0         0%
                           Generalist
Trevor Wright              Director, Texas                  4,129        *                        4,129           0         0%
Additional shares                                                        *                      **6,837                     *
 covered by this
 prospectus**
Total:                                                                   *                    **651,757                     4.49%

______________________________
*    Less than 1%

** Certain nonaffiliates who are not listed above may use this prospectus to resell shares of Common Stock held by them provided the aggregate number of shares which they may resell does not exceed 1,000 shares. The total number of shares listed above includes shares that may be sold by such persons.

     While some or all of the Selling Stockholders listed above may be deemed to be affiliates of the Company, neither the Company nor such Selling Stockholders admit that the persons listed as Selling Stockholders are, in fact, affiliates of the Company.

(1) Percentage of beneficial ownership includes Common Stock of which such individual has the right to acquire beneficial ownership within 60 days of June 30, 1999, including but not limited to, upon the exercise of an option.

                                 LEGAL MATTERS

     The validity of the issuance of the common stock offered by this prospectus will be passed upon by Venture Law Group, A Professional Corporation, Menlo Park, California, counsel to Flycast Communications Corporation. As of the date of the registration statement to which this prospectus relates, a director of Venture Law Group own 7,718 shares of the Company's Common Stock and an investment partnership associated with Venture Law Group own 11,278 shares of the Company's Common Stock.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation--a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

     The Company's Restated Certificate of Incorporation limits the liability of directors to the full extent permitted by Delaware law. Delaware law provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Bylaws provide that the Company shall indemnify its directors and officers and may indemnify its employees and agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties.

     The Company intends to enter into agreements which indemnify its directors and executive officers. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such persons in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                               TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION........   5
THE COMPANY................................   6
RECENT DEVELOPMENTS........................   7
RISK FACTORS...............................   7
USE OF PROCEEDS............................  15
PLAN OF DISTRIBUTION.......................  15
SELLING STOCKHOLDERS.......................  16
LEGAL MATTERS..............................  21
INDEMNIFICATION OF DIRECTORS AND OFFICERS..  21


                                    PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Reference.
         ---------------------------------------

     The following documents filed with the SEC are hereby incorporated by reference:

     (a) Our prospectus filed on May 4, 1999 pursuant to Rule 424(b) of the Securities Act, which contains audited financial statements for our latest fiscal year;

     (b) All other reports we have filed with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act since May 4, 1999, including our quarterly report on Form 10-Q for the quarter ended June 30, 1999 (as filed on August 13, 1999);

     (c) The description of our Common Stock contained in a Form 8-A filed with the SEC under the Exchange Act on March 1, 1999, including any amendment or report filed for the purpose of updating such description; and

     All documents we subsequently file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing such documents.

Item 4.  Description of Securities.  Not applicable.
         -------------------------

Item 5.  Interests of Named Experts and Counsel.
         --------------------------------------

     The validity of the issuance of the common stock offered by this prospectus will be passed upon by Venture Law Group, A Professional Corporation, Menlo Park, California, counsel to Flycast Communications Corporation. As of the date of this Registration Statement, a director of Venture Law Group own 7,718 shares of the Company's Common Stock and an investment partnership associated with Venture Law Group own 11,278 shares of the Company's Common Stock.

Item 6.  Indemnification of Directors and Officers.
         -----------------------------------------

          Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation--a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

     The Company's Restated Certificate of Incorporation limits the liability of directors to the full extent permitted by Delaware law. Delaware law provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Bylaws provide that the Company shall indemnify its directors and officers and may indemnify its employees and agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties.

     The Company intends to enter into agreements which indemnify its directors and executive officers. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such persons in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.


Item 7.  Exemption from Registration Claimed.  Not applicable.
         -----------------------------------------------------

Item 8.  Exhibits.
         --------

         Exhibit
         Number
         --------
         5.1   Opinion of Venture Law Group, a Professional Corporation.

         23.1 Consent of Venture Law Group, a Professional Corporation (included in Exhibit 5.1).

         23.2  Independent Auditors' Consent (see p. 30).

         24.1  Powers of Attorney (see p. 27).
---------------

Item 9.  Undertakings.
         -------------
     The undersigned Registrant hereby undertakes:

          (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as the indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the question has already been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                            [Signature Pages Follow]

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Flycast Communications Corporation a corporation organized and existing under the laws of the State of Delaware, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on this 15th day of October, 1999.

                                             FLYCAST COMMUNICATIONS CORPORATION


                                             By: /s/ Ralph J. Harms
                                                 --------------------------
                                                 Ralph J. Harms
                                                 Chief Financial Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul Matteucci and Linda R. Palmor, jointly and severally, his or her attorneys-in-fact and agents, each with the power of substitution and resubstitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any amendments to this Registration Statement on Form S-8, and to file such amendments, together with exhibits and other documents in connection therewith, with the Securities and Exchange Commission, granting to each attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as he or she might or could do in person, and ratifying and confirming all that the attorney-in-facts and agents, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                                   Title                                 Date
              ---------                                   -----                                 ----
/s/ George R. Garrick                  Chairman of the Board, Chief Executive                  October 15, 1999
-------------------------------------  Officer and President (Principal Executive
George R. Garrick                      Officer)

/s/ Ralph J. Harms                     Chief Financial Officer and Assistant                   October 15, 1999
-------------------------------------  Secretary (Principal Financial and
Ralph J. Harms                         Accounting Officer)

/s/  David J. Cowan                    Director                                                October 15, 1999
-------------------------------------
David J. Cowan
/s/ Howard Draft                       Director                                                October 15, 1999
-------------------------------------
Howard Draft
/s/ Gary Prophitt                      Director                                                October 15, 1999
-------------------------------------
Gary Prophitt
/s/ Michael D. Solomon                 Director                                                October 15, 1999
-------------------------------------
Michael D. Solomon

                               INDEX TO EXHIBITS


  Exhibit                                                                             Page
  Number                                                                              No.
-----------                                                                       ------------
        5.1  Opinion of Venture Law Group, a Professional Corporation                29
       23.1  Consent of Venture Law Group, a Professional Corporation
             (included in Exhibit 5.1).                                              29
       23.2  Independent Auditors' Consent (see p. 30).                              30
       24.1  Powers of Attorney (see p. 27).                                         27